Exhibit 99.1

Suntech Power Holdings Receives Investment Letter of Intent from Wuxi Guolian

WUXI, China — October XX, 2013 — Suntech Power Holdings Co., Ltd. (NYSE: STP) (“Suntech” or the “Company”), one of the world’s largest solar companies, today announced it has received an investment letter of intent from Wuxi Guolian Development (Group) Co., Ltd. (“Guolian”) to make an equity investment into the Company of not less than US$150,000,000 in cash in connection with supporting a comprehensive rehabilitation and restructuring of the financial and operational affairs of the Company. In addition, it is intended that Guolian would, upon satisfactory terms and conditions, cause related solar and other businesses it owns to be injected into the Company and/or enter into joint venture or similar arrangements with the Company to take advantage of the Company’s global platform, distribution networks, and other synergies.

Guolian is an investment company based in Wuxi, Jiangsu Province, China, with primary investments in finance and industry. The industry investments include downstream solar companies, power generation projects, textile industries, waste disposal facilities, and related environmental protection and energy projects. As of the end of 2012, the total assets and net assets of Guolian were approximately US$6.7 billion and US$2.6 billion, respectively.

Mr. Zhou Weiping, Suntech’s CEO said, “Even though the investment letter of intent is indicative only and is not a firm commitment, this is an important step in the restructuring of the Company with key stakeholders. While there will be substantial dilution for existing shareholders, the successful implementation of these efforts will preserve the Company’s international platform, rebuild the Company’s operating assets, and rehabilitate the Company’s global brand.”

Guolian had previously participated in the competitive bidding process for Wuxi Suntech Power Co., Ltd. (“Wuxi Suntech”), the Company’s principal operating subsidiary in China currently in administration. As previously disclosed, Jiangsu Shunfeng Photovoltaic Technology Co., Ltd. (“Jiangsu Shunfeng”) had on October 8, 2013 been provisionally selected as the strategic investor of Wuxi Suntech, and on October 24, 2013 signed a strategic cooperation agreement with Wuxi Suntech. Such strategic investor will be officially selected pending approval during a second creditor’s meeting of Wuxi Suntech scheduled on November 12, 2013 and then final confirmation by the Wuxi Intermediate People’s Court. Guolian’s investment letter of intent refers to a potential investment in Suntech Power Holdings Co. Ltd.

About Suntech

Suntech Power Holdings Co., Ltd. (NYSE: STP) produces solar products for residential, commercial, industrial, and utility applications. With regional operations in China, Switzerland, and the United States, and gigawatt-scale manufacturing worldwide, Suntech has delivered more than 25,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are designed to drive solar to grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and includes the amount of any equity investment by Guolian, the ability of any such investment to support a comprehensive rehabilitation and restructuring of the Company, the intention of Guolian to inject other related solar and other businesses into the Company and/or enter into joint venture or similar arrangements, and the ability to preserve the Company’s international platform, rebuild the Company’s operating assets, and rehabilitate the Company’s global operations. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For media enquiries, please contact:

Ryan Scott Ulrich

Public Relations and Investor Relations

Ph: +86 510 8531 8654

Email: ryan.ulrich@suntech-power.com